                                                                     EXHIBIT 3.3

                              AMENDMENTS TO BYLAWS
                              OF CROWN CRAFTS, INC.

                ADOPTED BY THE BOARD OF DIRECTORS MARCH 23, 2001

         1. The By Laws of Crown Crafts, Inc. shall be amended by deleting the second and third sentences of Article III, Section 4, of the By Laws in their entirety and substituting the following in lieu thereof:

         "Except as otherwise required by Article VIII of these By Laws, (i) regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by resolution of the board, and (ii) special meetings of the board may be called by the chairman of the board or president or by any two directors on one day's oral, telegraphic or written notice duly given or served on each director personally, or three days' notice deposited, first class postage prepaid, in the United States mail."

         2.       The By Laws of Crown Crafts, Inc. shall be amended by deleting
Article VII, Section 2, of the By Laws in its entirety and substituting the following in lieu thereof:

         "Section 2. Advancement of Expenses. All reasonable expenses (including, without limitation, attorneys' fees and costs) incurred with respect to any action, suit or proceeding of the character described in Section 1 of this Article VII shall be advanced by the corporation within twenty (20) days after the receipt by the corporation of a statement or statements from any officer or director requesting such advance or advances from time to time, whether prior to or after final disposition of such action, suit or proceeding, as well as the documentation required by Section 14-2-853(a) of the Georgia Business Corporation Code."

         3. The By Laws of Crown Crafts, Inc. shall be further amended by adding the following provision as new Section 4 of Article VII of the By Laws immediately following Article VII, Section 3, thereof:

         "Section 4. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

         4. The By Laws of Crown Crafts, Inc. shall be further amended by deleting Article VIII of the By Laws in its entirety and substituting the following in lieu thereof:

                  "The Board of Directors shall have power to alter, amend or repeal the by-laws or adopt new by-laws by a majority vote of all of the directors; provided, however, that the provisions of Article VII, Sections 1, 2 and 4, of these By Laws and this Article

         VIII may only be altered, amended or repealed by the unanimous vote of all of the directors after forty-five (45) days prior written notice to each director specifying in detail the reasons for such alteration, amendment or repeal. Any by-laws adopted by the Board of Directors may be altered, amended or repealed, and new by-laws adopted, by the shareholders by majority vote of all of the shares having voting power."

         5. Except as amended hereby, the By Laws of Crown Crafts, Inc. shall remain in full force and effect.

                                    * * * * *